Liliane Corzo

Vice President and Senior Counsel

Capital Research and Management Company

333 South Hope Street

Los Angeles, California 90071-1406

(213) 486-9392 Tel

(213) 486-9041 Fax

lzc@capgroup.com

thecapitalgroup.com

January 21, 2016

Ms. Deborah Skeens

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re: American Funds Corporate Bond Fund (the “Fund”)

File Nos. 333-183929 and 811-22744

Dear Ms. Skeens:

In response to the oral comments you provided on January 5, 2016, regarding Amendment No. 10 to the Registration Statement on Form N-1A, we hereby file Post-Effective Amendment No. 11 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 13 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendment reflects additional information that was not contained in the prior Registration Statement.

I.	General Comments

1.	Confirm that all missing information, including all exhibits, will be filed by amendment before the effective date.

Response: We confirm that all missing information will be filed before the effective date.

2.	Update all performance and other information required by Form N-1A to most recent calendar year end.

Response: We confirm that all performance and other information has been updated to reflect information as of December 31, 2015.

3.	The disclosure on principal strategies of the Fund in the statutory prospectus needs to be more complete than the disclosure in the summary prospectus.

Response: We have updated the disclosure to address this comment.

II.	Prospectus

A.	Fees and expenses of the Fund

4.	Explain why footnote 2 states that the 12b-1 fees and other expenses are estimated.

Response: The Fund currently has only one shareholder who holds only A shares.

Therefore, the fees and other expenses are estimated.

5.	In footnote 3, change the date of the reimbursement to be greater than twelve months from the effective date.

Response: We have updated the disclosure to address this comment.

6.	Confirm that the example for the first year in the example table tracks the expense reimbursement.

Response: We confirm that the example table tracks the expense reimbursement for the first year.

B.	Portfolio turnover

7.	Since the portfolio turnover is 204%, add frequent trading as a principal investment strategy together with the corresponding risk disclosure.

Response: We have updated the risk disclosure to address this comment. Frequent trading is not a principal investment strategy of the Fund.

C.	Principal investment strategies

8.	Describe briefly the types of securities the Fund will invest in as they relate to "investing primarily in investment-grade corporate securities”.

Response: We have updated the disclosure to address this comment.

9.	Are there any requirements as to duration?

Response: There are no restrictions on the maturity composition of the portfolio. The Fund invests in debt securities with a wide range of maturities.

10.	Discuss in greater detail how the Fund’s adviser decides which securities to buy or to sell.

Response: We believe that our disclosure as set forth under the principal strategies section regarding our multiple portfolio manager system and as further detailed in “The Capital System” under the “Management and organization” section is robust and meets the requirements of Item 9.

D.	Investment strategies and risks

11.	Disclose in the strategy section, which thinly traded securities the Fund can invest in. If trading in thinly traded securities is a principal investment strategy, add disclosure on liquidity risk.

Response: The Fund may invest in any thinly traded security and does not necessarily set out to invest in such securities. We included the risk language as a security may become thinly traded at any given time depending on various market conditions and/or issues pertaining to the issuer or issue. Trading in thinly traded securities is not a principal investment strategy of the Fund.

E.	Investment results

12.	Refer to only one broad-based index.

Response: In addition to the required broad-based index, a Fund is permitted to provide information on additional indexes. In the prospectus, the first index referred to is the primary index and the other indexes are secondary.

13.	In the table for average annual total returns, explain why the Fund only discloses the returns for class A shares and not for the other share classes.

Response: The Fund currently has opened only class A shares. The other share classes have not yet been opened and therefore have no average annual total returns to report.

F.	How to sell shares

14.	The Fund discloses that when shares are received as in-kind redemption, they may be subject to brokerage cost. If true, disclose that the in-kind share may incur taxable capital gains if sold.

Response: Under the section “Distribution and taxes”, we disclose that redemptions may result in a capital gain or loss for federal tax purposes.

III.	Statement of additional information

G.	Certain investment limitations and guidelines

15.	The Fund discloses that it may experience difficulty liquidating certain securities. Which securities is the Fund referring to? Why is the Fund not disclosing this risk in the summary risk disclosure in the prospectus? Are these securities the same as “restricted and illiquid securities” referred to in the risk section? Are the “thinly traded securities” disclosed in the prospectus the same as the restricted or illiquid securities and if so are they part of the principal risks?

Response: The securities that may be difficult to liquidate can theoretically be any of the securities held by the Fund or any mutual fund. The disclosure is meant to address general liquidity risk that could come into effect during significant market declines or periods of heavy redemptions, as disclosed in this section. However, the Fund is an investment grade bond fund and accordingly we do not believe liquidity difficulty is a primary risk. Therefore, they need not be included in the summary risk disclosure in the prospectus. These securities are not the same as “restricted and illiquid securities” as defined under “Description of certain securities, investments techniques and risks” section under “Restricted or illiquid securities.” These securities are also not the same as “thinly traded securities.”

H.	Fundamental policies – Additional information about fundamental policies – Fundamental policy 1a

16.	For purposes of fundamental policy 1a, please reflect that the percentage limitation is not limited to the time of purchase only.

Response: We have updated the disclosure to address this comment.

I.	Fund shares owned by trustees chart

17.	Update the chart to reflect information as of December 31, 2015.

Response: We have updated the disclosure to address this comment.

J.	Portfolio manager fund holdings and other managed accounts

18.	Describe any material conflicts of interest that may arise in connection to the portfolio manager managing the Fund and his managing other accounts.

Response: We believe that there are no material conflicts requiring disclosure.

Finally, as requested, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We hope to have the Fund’s Registration Statement declared effective by January 22, 2016. Please let us know if you have additional comments.

If you have any questions, please do not hesitate to contact me at (213) 486-9392.

Sincerely,

/s/ Liliane Corzo

Liliane Corzo

Senior Counsel